Exhibit 99.1

Press Release

ENLIGHT RENEWABLE ENERGY REPORTS
SECOND QUARTER 2024 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, August 7, 2024 – Enlight Renewable Energy Ltd. (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the second quarter ending June 30, 2024. The Company’s earnings conference call and webcast will be held today at 8:00 AM ET. Registration links to both the call and the webcast can be found at the end of this earnings release.

The entire suite of the Company’s 2Q24 financial results can be found on our IR website at https://enlightenergy.co.il/data/financial-reports/

Financial Highlights

6 months ending June 30, 2024

●	Revenue of $175m, up 42% year over year

●	Adjusted EBITDA[1] of $126, up 33% year over year

●	Net income of $34m, down 39% year over year

●	Cash flow from operations of $91m, down 4% year over year

3 months ending June 30, 2024

●	Revenue of $85m, up 61% year over year

●	Adjusted EBITDA[1] of $58m, up 39% year over year

●	Net income of $9m, down 58% year over year

●	Cash flow from operations of $56m, up 42% year over year

Raising full year guidance range

The results of Enlight’s operations during the second quarter and first half of 2024 have been excellent. Revenues and EBITDA have been higher than our expectations after achieving sound operational performance as well as O&M and G&A cost savings. As a result, we are raising our full year guidance ranges for 2024. We now expect 2024 revenues in the range of $345-$360m from $335-$360m previously, and adjusted EBITDA1 in the range of $245-$260m from $235-$255m previously. This represents an increase of $5m and $7.5m from previous midpoints respectively, and further demonstrates our confidence in the positive trends and strong growth in all areas of our business.

1 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2.

Second Quarter Business Developments

●	Tapolca, a 60 MW solar project in Hungary, reached COD.

●	Yesha and Reim (15 MW and 94 MWh in total), parts of the Israel Solar + Storage Cluster, reached COD. Roll out of the remaining 3 sites of the Cluster is on track for the rest of this year.

●
Atrisco Energy Storage reached financial close of more than $400m million of debt and tax equity provided by a consortium led by HSBC and U.S. Bank. Enlight expects to recycle $234 million of equity back on its balance sheet.

●	Operational portfolio grew by 75 MW and 94 MWh. 234 MWh storage capacity added to the Mature Project portfolio since the last quarter’s earnings report.

“I’m pleased with Enlight’s excellent financial performance this quarter, exceeding our own expectations. The Company’s investment in the US has begun to bear fruit with the completion of construction at our flagship Atrisco project, which will begin to contribute a substantial amount of income to our operations in the coming months,” said Gilad Yavetz, CEO of Enlight Renewable Energy.

“The financial close of Atrisco Energy Storage, involving eight of the largest and most prestigious banks in the US and the world, highlights Enlight’s differentiated sources of financing. We believe that in the near future many opportunities will arise in the market, and Enlight’s advantage in access to finance will become significant.”

“The markets in Europe and Israel continue to grow in parallel with the increasing activity in the USA. We believe that thanks to the core infrastructure that we have created, together with differentiation in financing and ability to execute in all market conditions, we will continue to show rapid growth with high margins in the coming periods as well.”

Overview of Financial and Operating Results: Revenue

($ thousands)	For the six months period ended		For the three months Ended
Segment	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
MENA	66,041	29,757	37,567	15,919
Europe	101,123	89,530	41,963	34,507
USA	3,431	-	2,200	-
Management and Construction	4,500	4,270	2,968	2,137
Total Revenues	175,095	123,557	84,698	52,563

In the second quarter of 2024, the Company’s revenues increased to $85m, up from $53m last year, a growth rate of 61% year over year. The Company benefited from the revenue contribution of new operational projects, as well as higher production and inflation indexation embedded in our PPAs for already operational projects.

Since the second quarter of 2023, 592 MW and 434 MWh of projects were connected to the grid and began selling electricity, including Apex Solar in the U.S.; ACDC in Hungary; and Genesis Wind in Israel; and nine of the Solar & Storage Cluster units in Israel. The Company also benefited from the full ramp up of project Björnberget in Sweden which was partially operational in the second quarter of last year. In total, these new projects contributed $24m in 2Q24 and $46m in the first half of the year.

Prices at projects where electricity is sold under a merchant model were firm during the second quarter following volatility at the start of the year. Gecama revenues increased 37% year over year to $13m, as the project benefited from positive pricing and production trends. We sold electricity at an average of EUR 71 per MWh versus EUR 58 per MWh for the same period this year, while production was up 14% from the same period last year.

Financial performance was well-balanced between Europe and MENA, with 51% of revenues in the second quarter of 2024 denominated in Euros, 3% in US Dollars, and 46% denominated in Israeli Shekel.  In contrast, the United States received the largest amount of investment capex during the quarter; as a result of this capex spending, approximately 15% of sales are expected to come the U.S. in 2025, adding more balance and diversification to Enlight’s revenues.

Net Income

In the second quarter, the Company’s net income amounted to $9m compared to $22m last year, a decline of 58% year over year. This change can be ascribed to following factors. The impact of new projects added $6m to the net income. In addition, we recorded the revaluation of our inflation-linked Shekel denominated debt, which resulted in a non-cash financial expense of $5m. The increase was driven by rising Israeli CPI values being applied to the higher amount of indexed senior debt on our balance sheet as compared to the same period last year. While rising inflation causes an increase in non-cash financial expense, it also results in higher revenues generated from index-linked electricity prices in Israel, which will be reflected in our financial results starting from 2025 and onwards. Overall, this represents a net benefit to the Company. Finally, 2Q23 financial income was boosted by $10m benefit recorded in other income stemming from the recalculation of the earnout payments linked to the acquisition of Clenera and from the recognition of LDs from Siemens Gamesa due to the delay in reaching full production at project Björnberget.

Adjusted EBITDA2

In the second quarter of 2024, the Company’s Adjusted EBITDA grew by 39% to $58m compared to $42m for the same period in 2023. The increase was driven by the same factors which affected our revenue increase, which contributed $32m, though offset by an additional $7m in higher operating expenses linked to new projects. We also recorded profit of approximately $1m from the sale of a U.S. project from within our advanced development portfolio. Company overhead rose by $2m year-on-year. Note that adjusted EBITDA for 2Q23 was boosted by $8m from the recognition of compensation received from Siemens linked to inadequate performance of turbines at the Björnberget project in Sweden.

2 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2.

Portfolio Overview3

Key changes to the Company’s project portfolio during the second quarter of 2024:

●	Operational portfolio grew by 75 MW and 94 MWh

●	Mature Project portfolio grew by 234 MWh

●	After the balance sheet date, construction of the Atrisco Solar and Energy Storage project (364 MW and 1.2 GWh) was completed, and initial COD is expected to occur in the coming weeks.

United States

Enlight continues to increase its investment in the U.S., which will become an even more significant region for us in the coming years. Following project Apex which reached COD in 2023, we have completed the construction of our flagship Atrisco Solar and Energy Storage project, comprising 364 MW of solar and 1.2 GWh of battery located in New Mexico. Atrisco is now in the midst of the commissioning process, and is fast approaching COD. Mechanical works on both the Solar and the Energy Storage portions of the project have been completed. Gradual commencement of the Solar portion is expected to occur in the coming weeks, with full COD expected to be achieved during the rest of this year. The Energy Storage portion of the project reached financial close at the end of July, raising more than $400m in term loans and tax equity from HSBC and U.S. Bank. Additional information on the financial close appears in the Financing Arrangements section below.

Expansion plans in the United States

Quail Ranch, Roadrunner, and Country Acres projects, which together total 810 MW of generation and over 2 GWh of energy storage capacity, are all in advanced stages and progressing towards construction. We expect to begin with initial construction capex spending on all three sites during 2024. The business environment remains very supportive. Equipment costs have fallen, boosting our project returns in the U.S. during 2024 and beyond. Finally, we have been able to adapt to the new AD/CVD framework. Our panel supplier has shifted cell sourcing to non-affected Southeast Asian countries, maintaining a steady source of PV supply for the coming years.

3 As of August 7, 2024, the “Approval Date”

Europe

Tapolca, a 60 MW solar plant and our fifth project in Hungary, began selling electricity on merchant markets at the end of July, on schedule. Construction of the 94 MW Pupin wind farm in Serbia is advancing as planned, and should reach COD during 2H25 as expected. Finally, project Björnberget in Sweden has reached full capacity, with all 60 turbines functioning.

Moving to our operational portfolio, the Gecama Wind project in Spain sold electricity at an average price of EUR 71 per MWh during 2Q24 compared to EUR 58 per MWh last year. During the quarter, 30% of production was sold at merchant price of EUR 35 per MWh, while 70% of production was secured under a financial hedge at EUR 85 per MWh. Spanish power prices risen significantly, and are now in the EUR 60-70 per MWh range. Gecama continues to excel on an operational level, with generation volumes up 14% and 17% for 2Q24 and 1H24 respectively when compared to the same periods last year.

Enlight’s hedging strategy provided significant downside protection against the volatility in prices, and will continue to do so for the rest of the year. Our EUR 100 per MWh hedge will cover 65% of Gecama’s anticipated generation for the rest of 2024 on an average basis. Enlight has already begun preparing a hedging strategy for 2025, and has entered into futures contracts covering 45% of our estimated generation output for next year at an approximate price of EUR 64 per MWh.

The Company expects development of the Gecama Hybrid project to reach completion soon. This project will add 225 MW solar generation and 220 MWh storage capacity to the existing wind farm, and is expected to begin construction in the coming months.

MENA

The build out of the Israel Solar + Storage clusters continued with the COD of Yesha and Re’im, adding 15 MW and 94 MWh to the project’s operational capacity. These are the eighth and ninth units within the cluster, which will ultimately comprise of 12 sites in the north and center of Israel, with a total capacity of 248 MW and 593 MWh. We expect COD for the remaining three sites during 2024. We also received approval for 200 MW of additional interconnect to Israel’s national grid, which will be used to expand the offtake of existing projects as well as support the launching of new ones.

We continue to expand our reach into Israel’s newly deregulated power sector with more commercial agreements. Our joint venture with Electra Power to supply electricity to the country’s household sector was formally launched in July, and we signed five additional corporate PPAs with industrial customers in the communications and real estate sectors.

Financing Arrangements

At the end of July, Enlight achieved the financial closing for the Atrisco Energy Storage project, a component of the Atrisco Solar and Energy Storage project with capacity of 364 MW and 1.2 GWh.

●
The construction financing of $401 million was arranged through a consortium of eight American and international banks led by HSBC, and will convert into a $185 million term loan provided by the consortium led by HSBC, as well as tax equity of $222 million provided by U.S. Bank upon the project’s COD.

●	The term loan is structured as a 5-year mini perm with a 20-year underlying amortization profile, and is subject to an all-in interest rate (fixed base + margin) of 5.6% to 5.9%.

●	In connection with this transaction, Enlight expects to recycle $234 million of equity back to its balance sheet in the coming weeks.

●	The financial close of the Energy Storage portion completes financing and tax equity arrangements for the entire Atrisco project.

●
Financial close on the Atrisco Solar project was achieved in December 2023 for $300 million, which will convert to a $107 million term loan provided by a consortium led by HSBC, and $198 million in tax equity from Bank of America upon the project’s COD.

Sell downs of assets, whether operating, under construction, or still in development, remains an important strategic objective for Enlight. The Company estimates it will generate capital gains of $15m from sell-downs, likely to be realized towards the end of this year. This figure is included in the Adjusted EBITDA portion of our 2024 Financial Outlook.

Balance Sheet

The Company maintains $320m of revolving credit facilities, of which $170m have been drawn as of the date of this report. In addition, we expect the imminent receipt of $234m in equity recycled from the financial close of Atrisco Energy Storage, as mentioned above, and use part of the proceeds to repay a portion of our revolving credit facilities. These resources enhance our financial strength and provide additional flexibility to the Company as it delivers on its Mature Projects portfolio.

($ thousands)	June 30, 2024	Pro Forma*
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd, Enlight EU Energies Kft and Enlight Renewable LLC excluding subsidiaries (“Topco”)	45,620	234,620
Subsidiaries	163,171	163,171
Deposits:
Short term deposits	-	-
Restricted Cash:
Projects under construction	161,120	161,120
Reserves, including debt service, performance obligations and others	35,097	35,097
Total Cash	405,008	594,008

* Pro Forma after the recycling of Atrisco Energy Storage equity post financial close. The company expects to imminently receive $234m, and use part of the proceeds to repay revolving credit facility debt. The net cash expected to be recycled back to the company in the coming days is $189m.

2024 Financial Outlook

Commenting on the outlook, Enlight Chief Financial Officer Nir Yehuda noted, “our financial performance has been very strong over the second quarter and first half of 2024. As a result, we are raising our guidance ranges of our Financial Outlook for the full year.”

●	Revenue between $345m and $360m (from $335m to $360m previously)

●	Adjusted EBITDA[4] between $245m and $260m (from $235m to $255m previously)

●	90% of 2024’s expected generation output will be sold at fixed prices either through hedges or PPAs.

Conference Call Information

Enlight plans to hold its Second Quarter 2024 Conference Call and Webcast on Wednesday, August 7, 2024 at 8:00 a.m. ET to review its financial results and business outlook. Management will deliver prepared remarks followed by a question-and-answer session. Participants can join by dial-in or webcast:

●	Conference Call:

Please pre-register to join by conference call using the following link:
https://register.vevent.com/register/BI7ce3bc96fcd64abe93e9adb7a0027f53
Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

●	Webcast:

Please register and join by webcast at the following link:
https://edge.media-server.com/mmc/p/37kczbig

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. Approximately one hour after completion of the live call, an archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/info/investors/.

4 The section titled “Non-IFRS Financial Measures” below contains a description of Adjusted EBITDA, a non-IFRS financial measure discussed in this press release. A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results. We note that “Adjusted EBITDA” measures that we disclosed in previous filings in Israel were not comparable to “Adjusted EBITDA” disclosed in the release and in our future filings.

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.co.il/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring other income. Non-recurring other income for the second quarter of 2024 included income recognized in relation to the reduction of earnout we expect to pay as part of the Clenera Acquisition and other income recognized in relation to tax credits for projects in the United States. With respect to other expense (income), as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of, or entire, developed assets from time to time, and therefore includes realized gains and losses from these asset dispositions in Adjusted EBITDA. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments and anticipated trade sanctions, expectations regarding wind production, electricity prices and windfall taxes, and Revenue and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the  following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 9 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Company Contacts

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

Appendix 1 – Financial information

Consolidated Statements of Income

	For the six months ended June 30		For the three months ended June 30
	2024	2023	2024	2023
	USD in	USD in	USD in	USD in
	thousands	thousands	thousands	thousands
Revenues	175,095	123,557	84,698	52,563
Cost of sales	(32,421)	(20,413)	(16,985)	(10,160)
Depreciation and amortization	(49,557)	(25,961)	(24,825)	(13,211)
Gross profit	93,117	77,183	42,888	29,192
General and administrative expenses	(19,471)	(16,491)	(9,740)	(8,418)
Development expenses	(4,542)	(2,888)	(2,124)	(1,513)
Other income	8,665	14,734	3,857	14,229
	(15,348)	(4,645)	(8,007)	4,298
Operating profit	77,769	72,538	34,881	33,490

Finance income	15,065	32,262	7,000	11,885
Finance expenses	(49,311)	(33,431)	(29,818)	(17,068)
Total finance expenses, net	(34,246)	(1,169)	(22,818)	(5,183)

Profit before tax and equity loss	43,523	71,369	12,063	28,307
Share of loss of equity accounted investees	(449)	(368)	(305)	(163)
Profit before income taxes	43,074	71,001	11,758	28,144
Taxes on income	(9,130)	(15,294)	(2,299)	(5,713)
Profit for the period	33,944	55,707	9,459	22,431

Profit for the period attributed to:
Owners of the Company	24,806	38,541	8,043	14,547
Non-controlling interests	9,138	17,166	1,416	7,884
	33,944	55,707	9,459	22,431
Earnings per ordinary share (in USD)
with a par value of NIS 0.1, attributable to
owners of the parent Company:
Basic earnings per share	0.21	0.34	0.07	0.12
Diluted earnings per share	0.20	0.32	0.06	0.12
Weighted average of share capital used in the
calculation of earnings:
Basic per share	118,104,228	113,564,373	117,825,464	117,638,008
Diluted per share	123,092,306	121,823,868	125,866,004	125,873,060

Consolidated Statements of Financial Position as of

	June 30	December 31
	2024	2023
	USD in	USD in
	Thousands	Thousands
Assets

Current assets
Cash and cash equivalents	208,791	403,805
Deposits in banks	-	5,308
Restricted cash	161,120	142,695
Trade receivables	38,375	43,100
Other receivables	41,059	60,691
Current maturities of contract assets	-	8,070
Other financial assets	2,601	976
Total current assets	451,946	664,645

Non-current assets
Restricted cash	35,097	38,891
Other long-term receivables	72,111	32,540
Deferred costs in respect of projects	283,890	271,424
Deferred borrowing costs	891	493
Loans to investee entities	47,960	35,878
Contract assets	-	91,346
Fixed assets, net	3,349,973	2,947,369
Intangible assets, net	286,076	287,961
Deferred taxes assets	9,068	9,134
Right-of-use asset, net	124,016	121,348
Financial assets at fair value through profit or loss	67,031	53,466
Other financial assets	72,568	79,426
Total non-current assets	4,348,681	3,969,276

Total assets	4,800,627	4,633,921

Consolidated Statements of Financial Position as of (Cont.)

	June 30	December 31
	2024	2023
	USD in	USD in
	Thousands	Thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from
banks and other financial institutions	521,810	324,666
Trade payables	90,279	105,574
Other payables	83,429	103,622
Current maturities of debentures	44,885	26,233
Current maturities of lease liability	9,961	8,113
Financial liabilities through profit or loss	11,389	13,860
Other financial liabilities	1,308	1,224
Total current liabilities	763,061	583,292

Non-current liabilities
Debentures	264,150	293,751
Other financial liabilities	55,522	62,020
Convertible debentures	127,517	130,566
Loans from banks and other financial institutions	1,723,627	1,702,925
Loans from non-controlling interests	79,149	92,750
Financial liabilities through profit or loss	34,529	34,524
Deferred taxes liabilities	49,400	44,941
Employee benefits	5,017	4,784
Lease liability	120,332	119,484
Other payables	54,355	60,880
Asset retirement obligation	66,212	68,047
Total non-current liabilities	2,579,810	2,614,672

Total liabilities	3,342,871	3,197,964

Equity
Ordinary share capital	3,307	3,293
Share premium	1,028,532	1,028,532
Capital reserves	46,461	57,730
Proceeds on account of convertible options	15,494	15,494
Accumulated profit	88,516	63,710
Equity attributable to shareholders of the Company	1,182,310	1,168,759
Non-controlling interests	275,446	267,198
Total equity	1,457,756	1,435,957
Total liabilities and equity	4,800,627	4,633,921

Consolidated Statements of Cash Flows

	For the six months period ended June 30		For the three months period ended June 30
	2024	2023	2024	2023
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows for operating activities
Profit for the period	33,944	55,707	9,459	22,431

Income and expenses not associated with cash flows:
Depreciation and amortization	50,886	26,777	25,282	13,637
Finance expenses, net	33,766	14,182	22,280	7,836
Share-based compensation	4,085	2,850	968	1,461
Taxes on income	9,130	15,294	2,299	5,713
Other income, net	(6,705)	(6,303)	(3,280)	(5,798)
Company’s share in losses of investee partnerships	449	368	305	163
	91,611	53,168	47,854	23,012
Changes in assets and liabilities items:
Change in other receivables	(4,352)	(13,331)	(2,210)	(15,653)
Change in trade receivables	3,072	10,837	19,981	13,221
Change in other payables	860	(1,100)	1,399	2,313
Change in trade payables	(856)	(169)	(927)	(976)
	(1,276)	(3,763)	18,243	(1,095)
Interest receipts	5,366	7,791	2,438	3,240
Interest paid	(33,793)	(22,695)	(18,169)	(10,631)
Income Tax paid	(4,783)	(2,854)	(3,985)	(2,406)
Repayment of contract assets	-	7,447	-	4,807

Net cash from operating activities	91,069	94,801	55,840	39,358

Cash flows for investing activities
Acquisition of consolidated entities	(1,388)	-	-	-
Changes in restricted cash and bank deposits, net	(15,370)	2,456	(10,382)	(17,630)
Purchase, development, and construction in respect of projects	(461,801)	(359,622)	(262,068)	(210,844)
Loans provided and Investment in investees	(14,216)	(21,523)	(2,932)	(21,214)
Repayment of loans to investees	-	12,555	-	-
Payments on account of acquisition of consolidated company	(10,851)	(1,073)	-	-
Proceeds from sale (purchase) of long-term financial assets measured at fair value through profit or loss, net	(11,340)	(5,837)	(2,931)	(3,294)
Net cash used in investing activities	(514,966)	(373,044)	(278,313)	(252,982)

Consolidated Statements of Cash Flows (Cont.)

	For the six months period ended June 30		For the three months period ended June 30
	2024	2023	2024	2023
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	330,449	202,542	259,078	33,001
Repayment of loans from banks and other financial institutions	(77,197)	(42,748)	(66,749)	(29,613)
Repayment of debentures	(1,284)	(1,300)	-	-
Dividends and distributions by subsidiaries to non-controlling interests	(3,450)	(5,227)	(3,342)	(3,247)
Deferred borrowing costs	(5,378)	(1,041)	(2,696)	(36)
Receipt of loans from non-controlling interests	-	274	-	274
Repayment of loans from non-controlling interests	(1,000)	(663)	(45)	-
Increase in holding rights of consolidated entity	(167)	-	(167)	-
Issuance of shares	-	266,635	-	2,590
Exercise of share options	13	-	13	-
Repayment of lease liability	(4,117)	(2,931)	(446)	(536)
Proceeds from investment in entities by non- controlling interest	179	2,679	27	-

Net cash from financing activities	238,048	418,220	185,673	2,433

Increase (Decrease) in cash and cash equivalents	(185,849)	139,977	(36,800)	(211,191)

Balance of cash and cash equivalents at beginning of period	403,805	193,869	249,851	542,467

Effect of exchange rate fluctuations on cash and cash equivalents	(9,165)	(13,128)	(4,260)	(10,558)

Cash and cash equivalents at end of period	208,791	320,718	208,791	320,718

Segmental Reporting

	For the six months ended June 30, 2024
	MENA(**)	Europe(**)	USA	Management and Construction	Total reportable segments	Adjustments	Total
	USD in thousands

External revenues	66,041	101,123	3,431	4,500	175,095	-	175,095
Inter-segment revenues	-	-	-	2,851	2,851	(2,851)	-
Total revenues	66,041	101,123	3,431	7,351	177,946	(2,851)	175,095

Segment Adjusted
EBITDA	54,873	83,253	1,305	2,291	141,722	-	141,722

Reconciliations of unallocated amounts:
Headquarter costs (*)							(15,629)
Intersegment profit							121
Depreciation and amortization and share-based compensation							(54,971)
Other incomes not attributed to segments							6,526
Operating profit							77,769
Finance income							15,065
Finance expenses							(49,311)
Share in the losses of equity accounted investees							(449)
Profit before income taxes							43,074

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

(**)
Due to the Company's organizational restructuring, the Chief Operation Decision Maker (CODM) now reviews the group’s results by segmenting them into four business units: MENA (Middle East and North Africa), Europe, the US, and Management and Construction. Consequently, the Central/Eastern Europe and Western Europe segments have been consolidated into the "Europe" segment, and the Israel segment has been incorporated into the MENA segment. The comparative figures for the six-month and three-month periods ending June 30, 2023, have been updated accordingly.

Segmental Reporting

	For the six months ended June 30, 2023
	MENA	Europe	Management and Construction	Total reportable segments	Adjustments	Total
	USD in thousands

External revenues	29,757	89,530	4,270	123,557	-	123,557
Inter-segment revenues	-	-	2,642	2,642	(2,642)	-
Total revenues	29,757	89,530	6,912	126,199	(2,642)	123,557

Segment Adjusted
EBITDA	30,450	84,085	1,794	116,329	-	116,329

Reconciliations of unallocated amounts:
Headquarter costs (*)						(14,493)
Intersegment profit						701
Repayment of contract asset under concession arrangements						(7,447)
Depreciation and amortization and share-based compensation						(29,627)
Other incomes not attributed to segments						7,075
Operating profit						72,538
Finance income						32,262
Finance expenses						(33,431)
Share in the losses of equity accounted investees						(368)
Profit before income taxes						71,001

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting

	For the three months ended June 30, 2024
	MENA	Europe	USA	Management and Construction	Total reportable segments	Adjustments	Total
	USD in thousands

External revenues	37,567	41,963	2,200	2,968	84,698	-	84,698
Inter-segment revenues	-	-	-	1,395	1,395	(1,395)	-
Total revenues	37,567	41,963	2,200	4,363	86,093	(1,395)	84,698

Segment Adjusted
EBITDA	30,345	32,546	1,447	1,623	65,961	-	65,961

Reconciliations of unallocated amounts:
Headquarter costs (*)							(8,023)
Intersegment profit							(69)
Depreciation and amortization and share-based compensation							(26,250)
Other incomes not attributed to segments							3,262
Operating profit							34,881
Finance income							7,000
Finance expenses							(29,818)
Share in the losses of equity accounted investees							(305)
Profit before income taxes							11,758

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting

	For the three months ended June 30, 2023
	MENA	Europe	Management and Construction	Total reportable segments	Adjustments	Total
	USD in thousands

External revenues	15,919	34,507	2,137	52,563	-	52,563
Inter-segment revenues	-	-	1,246	1,246	(1,246)	-
Total revenues	15,919	34,507	3,383	53,809	(1,246)	52,563

Segment Adjusted
EBITDA	16,987	36,431	1,043	54,461	-	54,461

Reconciliations of unallocated amounts:
Headquarter costs (*)						(8,438)
Intersegment profit						297
Repayment of contract asset under concession arrangements						(4,807)
Depreciation and amortization and share-based compensation						(15,098)
Other incomes not attributed to segments						7,075
Operating profit						33,490
Finance income						11,885
Finance expenses						(17,068)
Share in the losses of equity accounted investees						(163)
Profit before income taxes						28,144

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the six months		For the three months
	ended June 30		ended June 30
	2024	2023	2024	2023
Net Income (loss)	33,944	55,707	9,459	22,431
Depreciation and amortization	50,886	26,777	25,282	13,637
Share based compensation	4,085	2,850	968	1,461
Finance income	(15,065)	(32,262)	(7,000)	(11,885)
Finance expenses	49,311	33,431	29,818	17,068
Non-recurring other income (*)	(6,526)	(7,075)	(3,262)	(7,075)
Share of losses of equity accounted investees	449	368	305	163
Taxes on income	9,130	15,294	2,299	5,713
Adjusted EBITDA	126,214	95,090	57,869	41,513

* Non-recurring other income comprised the recognition of income related to other income recognized in relation to tax credits for projects in the United States

Appendix 3 –  Debentures Covenants

Debentures Covenants

As of June 30, 2024, the Company was in compliance with all of its financial covenants under the indenture for the Series C-F Debentures, based on having achieved the following in its consolidated financial results:

Minimum equity

The company's equity shall be maintained at no less than NIS 200 million so long as debentures E remain outstanding, no less than NIS 375 million so long as debentures F remain outstanding, and NIS 1,250 million so long as debentures C and D remain outstanding.
As of June 30, 2024, the company’s equity amounted to NIS 5,480 million.

Net financial debt to net CAP

The ratio of standalone net financial debt to net CAP shall not exceed 70% for two consecutive financial periods so long as debentures E and F remain outstanding, and shall not exceed 65% for two consecutive financial periods so long as debentures C and D remain outstanding.
As of June 30, 2024, the net financial debt to net CAP ratio, as defined above, stands at 36%.

Net financial debt to EBITDA

So long as debentures E and F remain outstanding, standalone financial debt shall not exceed NIS 10 million, and the consolidated financial debt to EBITDA ratio shall not exceed 18 for more than two consecutive financial periods.
For as long as debentures C and D remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 15 for more than two consecutive financial periods.
As of June 30, 2024, the net financial debt to EBITDA ratio, as defined above, stands at 10.

Equity to balance sheet

The standalone equity to total balance sheet ratio shall be maintained at no less than 20% and 25%, respectively, for two consecutive financial periods for as long as debentures E and F, and debentures C and D remain outstanding.
As of June 30, 2024, the equity to balance sheet ratio, as defined above, stands at 60%.

Appendix 4 - Mature portfolio: 5.4 GW and 5.9 GWh operational by 2027

1 We expect additional projects currently grouped in the Advanced Development portfolio to reach COD by 2027, however these are not included in these forecasts.

Appendix 5 a)  Segment information: Operational projects

($ thousands)			6 Months ended June 30						3 Months ended June 30
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)	Reported Revenue*		Segment Adjusted EBITDA*			Generation (GWh)		Reported Revenue		Segment Adjusted EBITDA*
			2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
MENA	642	434	580	275	66,041	29,757	54,873	30,450	329	151	37,567	15,919	30,345	16,987
Europe	1,173	-	1,396	1,075	101,123	89,530	83,253	84,085	573	439	41,963	34,507	32,546	36,431
USA	106	-	73	-	3,431	-	1,305	-	47	-	2,200	-	1,447	-
Total Consolidated	1,921	434	2,049	1,350	170,595	119,287	139,431	114,535	949	590	81,730	50,426	64,338	53,418
Unconsolidated at Share	9	-
Total	1,930	434
Total Consolidated H1 Segment Adjusted EBITDA													139,431
Less: H1 EBITDA for projects that were not fully operational for H1 2024													(1,804)
Annualized Consolidated Adjusted EBITDA													275,253
Invested capital for projects that were fully operational as of January 1st 2024													2,680,000
Asset Level Return on Project Costs													10.3%

b)	Operational Projects Further Detail

($ thousands)				6 Months ended June 30, 2024		3 Months ended June 30, 2024
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Reported Revenue	Segment Adjusted EBITDA*	Reported Revenue	Segment Adjusted EBITDA*	Debt balance as of June 30, 2023	Ownership %**
MENA Wind	MENA	316	-	32,396		16,702		449,896	49%
MENA PV	MENA	326	434	33,645		20,865		469,435	84%
Total MENA		642	434	66,041	54,873	37,567	30,345	919,331
Europe Wind	Europe	1,090	-	95,356		38,094		663,814	61%
Europe PV	Europe	83	-	5,767		3,869		43,778	61%
Total Europe		1,173	-	101,123	83,253	41,963	32,546	707,592
USA PV	USA	106	-	3,431		2,200		-	100%
Total USA		106	-	3,431	1,305	2,200	1,447	-
Total Consolidated Projects		1,921	434	170,595	139,431	81,730	64,338	1,626,923	1,626,923
Uncons. Projects at share		9							50%
Total		1,930	434	170,595	139,431	81,730	64,338	1,626,923

($ millions)
Operational after financial statements	Segment	Installed Capacity (MW)	Installed Storage (MWh)			Est. First Full Year Revenue	Est. First Full Year EBITDA	Debt balance as of June 30, 2023	Ownership %
Tapolca	Europe	60	-			6	5	23	100%
Total		60	-			6	5	23

* EBITDA results included $1m in the 6 months ended June 24 and $0m in the 3-month ended June 24, of compensation recognized due to the delay in reaching full production at Emek Habacha

** Ownership % is calculated based on the project's share of total revenues

c)	Projects under construction

Consolidated Projects ($ millions)	Country	Capacity (MW)	Storage Capacity (MWh)	Est. COD	Est. Total Project Cost	Est. Net Capex (Relevant for US projects)* ***	Capital Invested as of June 30, 2024	Est. Equity Required (%)	Equity Invested as of June 30, 2024	Est. Tax Equity (% of project cost)	Debt balance as of June 30, 2024	Est. First Full Year Revenue	Est. First Full Year EBITDA *****	Ownership% *****	Comments
Atrisco	United States	364	-	Q3 2024	360-378***	158-166	359	18%	100**	54%	259	19-21	14-16	100%	PTC
Atrisco Storage	United States	-	1,200	Q4 2024	446-470***	274-288	275	11%	275**	48%	-	32-34	27-29	100%	ITC
Solar + Storage Clusters	Israel	58	160	2024	80-84	80-84	71	38%*	27	N/A	44	9-10	6-7	65%	Gradual connection on H2/24
Pupin	Serbia	94	-	H2 2025	145-152	145-152	84	40%	51	N/A	33	21-22	15-16	100%
Total Consolidated Projects		589	1,453		1,031-1,084	657-690	789		453		346	81-87	62-68
Unconsolidated Projects at share	Israel	19	87	H2 2024- H1 2025	32-33	32-33	35	27%	35	N/A	-	4	3	50%	All numbers, beside equity invested, reflects Enlight share only
Total		608	1,540		1,063-1,117	689-723	824		488		346	85-91	65-71

d)	Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

Major Projects ($ millions)	Country	Generation Capacity (MW)	Storage Capacity (MWh)	Est. COD	Est. Total Project Cost	Est. Net Capex (Relevant for US projects)** **	Capital Invested as of March 31, 2024	Est. Equity Required (%)	Equity Invested as of March 31, 2024	Est. Tax Equity (% of project cost)	Est. First Full Year Revenue	Est. First Full Year EBITDA	Ownership %*****	Comments
CoBar Complex	United States	1,211	824	H2 2026	1,712-1,800	934-981	46	17%	46	48%	124-131	97-102	100%	PTC & ITC; Comprise of cluster of 3 projects. Additional 3.2GWh storage potential
Rustic Hills 1& 2	United States	256	-	H2 2027	370-389	185-194	21	12%	21	61%	24-25	20-21	100%	ITC
Roadrunner	United States	290	940	H2 2025	592-622	354-373	14	19%	14	46%	48-51	39-41	100%	ITC&PTC
Country Acres	United States	392	688	H2 2026	764-804	459-482	13	12%	13	53%	58-61	46-48	100%	ITC
Quail Ranch	United States	128	400	H2 2025	248-260	134-141	56	17%	56	55%	22-23	18-19	100%	ITC&PTC
Gecama Solar	Spain	225	220	H1 2026	206-217	206-217	3	25%	3	N/A	36-38	29-30	72%

Additional Projects ($ millions)	MW Deployment			Est. Total Project Cost	Est. Net Capex (Relevant for US projects)****	Capital Invested as of March 31, 2024	Est. Equity Required (%)	Equity Invested as of March 31, 2024	Est. Tax Equity (% of project cost)	Est. First Full Year Revenue	Est. First Full Year EBITDA	Ownership %*****	Comments
	2025 MW/MWh	2026 MW/MWh	2027 MW/MWh
United States	-	-	312/-	415-436	249-262	17	16%	17	50%	27-29	21-22	100%	ITC
Europe	-	-	-/460	92-97	92-97	3	22%	3	N/A	18-19	16-17	100%
MENA	11/370	-/124	38/-	184-193	184-193	6	30%	6	N/A	22-24	14-15	89%	11 MW in 2025 attributed to Enlight Local
Total	11/370	-/124	350/460	691-726	525-552	25		25		67-72	51-54
Uncons. projects at share	-	5/28	-	9	9	0	30%	0	N/A	1	1	50%	All numbers reflect Enlight share only
Total Pre-Construc tion	2,868 MW +4,054MWh			4,592- 4,827		2,809- 2,949	178		178	380- 402	301- 316

 * The total Solar + Storage Cluster equity required is 27%, the 38% represents only the equity required for the projects that are under construction

** The project's financial closure was completed following the balance sheet date. The company expects to recycle $234 million of equity back to its balance sheet in August 2024, of which $45 million will be immediately used to repay revolving credit facilities, resulting in net receipts of $189 million. A reimbursement of $34 million on RNU investments is anticipated for the beginning of 2025, leaving $52 million of Company equity remaining in the project. The company expect to receive $30-35m equity back from Atrisco Solar from a debt rebalance following COD

*** Project costs is net of reimbursable network upgrades of $34m which are to be reimbursed in first five years of project

****Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. For certain projects, PTC is assumed, based on the project’s expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. For other projects ITC is assumed at the relevant ITC rate (ranging from 30% to 50%, depending on energy community and/or domestic content adders). The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits.

***** EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the project and excludes the share of project distributions to tax equity partners, as well as ITC and PTC proceeds. These components of the tax equity transaction may differ from project to project, are subject to market conditions and commercial terms agreed upon reaching financial close.

***** The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight's capital plus a preferred return

Appendix 6 – Corporate level (TopCo) debt

($ thousands)	June 30, 2024
Debentures:
Debentures	309,035*
Convertible debentures	127,517
Loans from banks and other financial institutions:
Credit and short-term loans from banks and other financial institutions	151,822
Loans from banks and other financial institutions	116,270
Total corporate level debt	704,644

* Including current maturities of debentures in the amount of 44,885

Appendix 7 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 30th June 2024	1.07	0.27
As of 30th June 2023	1.09	0.27

Average for the 3 months period ended:
June 2024	1.08	0.27
June 2023	1.09	0.27